UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

voxeljet AG
(Name of Issuer)

American Depository Shares for Ordinary Shares
(Title of Class of Securities)

92912L206
(CUSIP Number)

Whitney Haring-Smith
c/o Anzu Ventures II LLC
12610 Race Track Road, Suite 250
Tampa, FL 33626
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☒

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92912L206
1	NAMES OF REPORTING PERSONS
Anzu Ventures II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
828,943

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
828,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
828,943

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. 92912L206
1	NAMES OF REPORTING PERSONS
Anzu Industrial Capital Partners III, GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
828,943

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
828,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
828,943

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

SCHEDULE 13D

EXPLANATORY NOTE

This Schedule 13D (this “Schedule 13D”) is filed on behalf of Anzu Ventures II LLC (the “Reporting Person”). This Schedule 13D is being filed to update the Reporting Person’s power to influence the Issuer as previously reflected in the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission (“SEC”) on January 13, 2023 (the “Schedule 13G”) and, accordingly, to change the Schedule 13G filing to a Schedule 13D filing in accordance with the rules promulgated by the SEC. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13G.

Item 1.	Security and Issuer

This Schedule 13D relates to ordinary shares (the “Ordinary Shares”) of voxelJet AG (the “Issuer”) in the form of American Depositary Shares (“ADS”), each representing one Ordinary Share. The Issuer’s principal executive offices are located at Paul-Lenz-Strasse 1a, 86316 Friedberg, Germany.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Anzu Ventures II LLC and Anzu Industrial Capital Partners III, GP, LLC (the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 12610 Race Track Road, Suite 250, Tampa, FL 33626.

(c)	The principal business of the Reporting Persons is investing in securities.

(d)
The managers of Anzu Industrial Capital Partners III, GP, LLC are David Seldin, David C. Michael and Whitney Haring-Smith (collectively, the “Related Managers”). Messrs. Seldin, Michael and Haring-Smith are citizens of the United States.

(e)	The Reporting Persons and the Related Managers have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)
The Reporting Persons and the Related Managers have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g)	The Reporting Persons are organized under the laws of the State of Florida.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported herein as beneficially owned by the Reporting Persons were acquired from the Issuer in December 2022 in a private placement under Section 4(a)(2) under the Securities Act of 1933, as amended. The securities reported herein were acquired at a purchase price of $2.16 per ADS, amounting to an aggregate purchase price of $1,790,517. The source of these funds was the working capital of the Reporting Persons.

Item 4.	Purpose of the Transaction.

The Reporting Persons initially reported its ownership of 828,943 American Depositary Shares (“ADSs”) on its Schedule 13G filed with the Securities and Exchange Commission on January 13, 2023.  The ADSs were purchased for investment purposes and were made in the Reporting Persons’ ordinary course of business. As with its other investments, the Reporting Persons continuously evaluate the Issuer, including but not limited to its businesses, results of operations, and prospects. As noted in the Issuer’s Form 6-K furnished on November 16, 2023, the Issuer will require further funding in the near short term.  The Issuer has contacted the Reporting Persons to inquire whether the Reporting Persons would be interested in considering a financing transaction or alternative transactions to provide additional support for the Issuer’s operations. The Reporting Persons currently intend to engage in discussions with the Issuer on potential financing transactions and other strategic alternatives, including actions described in Item 4(a) through (j) of Schedule 13D, and to enter into negotiations with the Issuer with respect thereto.  Additionally, any such transaction may include or result in certain conditions on the Issuer including, but not limited to, the pursuit of actions described in Item 4(a) through (j) and restrictions on the Issuer’s business activities. There can be no certainty as to whether any transaction will occur as a result of such discussions with the Issuer.

 The Reporting Persons reserve the right to: (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in Item 4 of this Schedule 13D; and (3) subject to applicable law and regulation, acquire additional ADSs or dispose of some or all of the ADSs beneficially owned by them.  The Reporting Persons may at any time reconsider and/or change its plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated by reference in their entirety into this Item 5.

(a) – (b) The percentage of beneficial ownership reported by the Reporting Persons in this Schedule 13D is based on an aggregate of 9,134,724 Ordinary Shares outstanding as of September 30, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2023.

(c) The Reporting Persons have not effected any transactions in the Ordinary Shares or ADSs during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer held by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Items 3 and 4 of this Schedule 13D is incorporated in this Item 6 by reference.

In January 2023, the Issuer issued a promissory note to Anzu Ventures II LLC (the “Anzu Note”) in a principal amount of USD 3.2 million (€ 3.0 million). The Anzu Note matures on January 3, 2028, and includes interest payable monthly at a rate of 3% per annum. In addition, the Anzu Note includes a voluntary prepayment right for the Issuer, and, in the case of fundamental changes including a change of control in the Issuer, a right by the Issuer to repay the Anzu Note and a right by Anzu Ventures II LLC to require that the Issuer repurchase the Anzu Note. The aforementioned rights are considered to be embedded derivatives that have to be bifurcated. A one-time interest payment equal to the above principal amount of USD 3.2 million (€ 3.0 million) is required to be paid upon maturity or at time of prepayment. The terms of the Anzu Note include certain covenants and events of default.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2024
Anzu Ventures II LLC by its manager Anzu Industrial Capital Partners III GP, LLC, itself represented by one of its managers

	By:	/s/ Whitney Haring-Smith
	Name:	Whitney Haring-Smith
	Title:	Manager

Anzu Industrial Capital Partners III GP, LLC,

	By:	/s/ Whitney Haring-Smith
	Name:	Whitney Haring-Smith
	Title:	Manager